

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 16, 2009

By U.S. Mail and Facsimile to: (212) 450-3779

Martin Ezequiel Zarich
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

>   **Re: BBVA Banco Frances S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 001-12568**

Dear Mr. Zarich:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Andrés V. Gil
      Davis Polk & Wardwell
      (By facsimile)